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Received SEC

AUG 17 2011

Washington, DC 20549

Laurie L. Green
954 468 7808
laurie.green@hklaw.com

August 15, 2011

Damon Colbert
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

Re: **Our MicroLending, LLC**
Amendment No. 3 to Offering Statement on Form 1-A
Filed June 22, 2011
File No. 024-10286

Dear Mr. Colbert:

On behalf of Our MicroLending, LLC (the "Company"), we hereby respond to the Commission Staff's comment letter, dated July 13, 2011, regarding Amendment No. 3 to the Company's Offering Statement on Form 1-A ("Offering Statement"), filed with the Commission on June 22, 2011. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

<u>General</u>

1. **We note your response to comment one of our letter dated May 11, 2011. Please revise the description of the $602,000 and approximately $426,000 of loans to provide further detail of their loan dates and terms by loan. It is unclear, for example, if or how many of the loans have already been "renewed," rolled over or deferred. Also, for purposes of the second and fifth bullet points in our prior comment one, it appears that $100,000 of Mr. Santandreu's loans will be due in about a month and the remaining $502,000 from him will need to be renewed or paid in full in six months. However, it is unclear from your disclosure how you**

anticipate addressing these upcoming obligations. Please revise page 15 and where appropriate to clarify the basis for any assumption that you will be able to renew your debt at maturity. In this regard, it is unclear which paragraph of Exhibit 6.6 addresses an option to renew.

With respect to the loans renewed, rolled over or deferred, please see Note 7 to the financial statements. Management has determined that these loans will be renewed in the near future. Please also note that Mr. Santandreu has committed to renewing all the loans on their expiration date. The Company anticipates that the obligations under the loans will be paid from cash flow operations. As indicated in the statement of cash flow, the Company has previously paid every promissory note upon maturity if it was not renewed.

See the revised disclosure on pages 16 and 23 that the Company intends to continue to renew such loans. Accordingly, the Company does not believe additional disclosure regarding the ability to repay such loans is necessary. In addition, the terms of such loans are set forth on pages 22-23.

Although the promissory notes filed as Exhibit 6.6 do not address an option to renew, the parties have agreed to do so.

2.   **As you appear to be conducting a "prompt" and continuous offering, please advise why you do not disclose the initial interest rates on the cover page and elsewhere.**

The initial interest rates have been set forth on the cover page and under Description of Securities.

3.   **We note your revised disclosure on page two. Please revise Description of Securities or where appropriate to clarify the necessary steps to present a certificate for payment where you indicate that certificates are automatically rolled over unless "the holder presents the Certificate for payment."**

See the revised disclosure on pages 2 and 20 of Amendment No. 4.

Financial Statements

Financial Statement Updating

4.   **Please update pursuant to Part F/S of Form 1-A. In this regard, the balance sheet should be as of a date within 180 days prior to filing the offering statement.**

The Company has included the June 30, 2011 financial statements.

December 31, 2010 Financial Statements

Audit Status

5.   **Please explain to us the circumstances that led to the presentation of the 2010 annual financial statements on an unaudited basis when the financial statements of the prior year were audited. Tell us whether Alberni Caballero and Company remains your independent auditor.**

The 2010 financial statements have not been audited due to the cost associated with an audit. Alberni Caballero and Company currently remains the Company's current independent auditor.

Consolidated Balance Sheet, page 3

6.   **Please revise your balance sheet to separately show your current and non-current assets, and your current and non-current liabilities.**

The financial statements were revised to include current and non-current assets and liabilities. See Note 2, under "Loans Receivable."

7.   **We note in your response to comment 14 of our letter dated May 11, 2011 that the total loans more than 180 days late at December 31, 2010 of $854,000 included loans of $728,000 that were originated in fiscal 2008 and 2009. We further note on page 11 that your allowance for loan losses at December 31, 2010 was $496,615, of which $409,116 related to individually impaired loans. Please tell us if you classify the loans originated in 2008 and 2009 that are included in your net loans receivable balance at December 31, 2010 as current or non-current loans receivable. To the extent that you classify as current loans receivable, explain to us the basis for your conclusion that such loans are collectible in the ordinary course of business within one year. Refer to ASC 210-10-45-1. Also revise to disclose your classification policy in Note 2 to your financial statements.**

ASC 210-10-45-1 states that current assets according to subparagraph "e" are "installments… and notes receivable if they conform generally to normal trade practices and terms within the business." As disclosed in Note 2, the Company classified all loans receivable at December 31, 2010, including loans originated in 2008 and 2009, as current loans receivable, based on the length of their maturities, which never extends beyond twelve months. These cases are included as Impaired Loans, and have their respective Loss Allowance. Company management has carefully analyzed the allowance for loan losses 2008 through June 30, 2011 in order to determine any write-offs, and has determined that such loans are collectible in the ordinary course of business within one year. The Company has maintained permanent contact with most of the borrowers, collecting from them partial payments, analyzing their collateral and in almost all of the cases, the Company has the original Guaranteed Deposits. Eventually if the allowance for any of them is considered not enough, it will be increased until it reaches a 100% of the debt. Management considers that a right off will be done only when it is completely sure that all the right and legal efforts to collect the loan has been made.

Consolidated Statement of Operations, page 4

Interest Income, page 4

8.   We note on page four that your interest income includes fees. Please quantify for us the amount of fees recorded in fiscal 2008-2010 that are included in your interest income. To the extent that such fees are significant, revise to separately state the amount of fees included in interest income each year. Explain to us the difference between the fees classified as Commission Income and the fees that are included in "Interest Income – Loans, including fees."

Late fees are included in the Company's financial statements under "Loan Receivables."

Other Income, page 4

9.   We note in your response to comment four of our letter dated May 11, 2011 that other income of $157,391 for the year ended December 31, 2010 is comprised of additional interest income on past due loans of $142,162 plus other income of $15,299. Please tell us the amount of additional interest income on past due loans recorded for the years ended December 31, 2008 and 2009, and the line item that includes the amounts recorded for fiscal 2008 and 2009. Also revise the footnotes to your financial statements to include disclosure of the significant components of the other income line item.

See the revised Note 2 under "Revenue Recognition," Note 11 "Interest Income" and Note 12 "Other Income."

10.   Explain to us the basis for the format of the statement of operations in 2010 as compared to 2009. We note that your primary revenue-generating activity is lending and the primary revenue sources are interest and fees. Accordingly, it appears to us that both Commission Income (loan fees) and Other Income (interest on past due loans) should be classified as revenue along with what is described as Interest Income so investors will have a complete picture of your aggregate revenue and revenue sources and can readily compare yearly activity. The existing classification that includes revenues of your primary revenue-generating activity in an Other Income category does not appear to be appropriate. Please revise or advise.

The 2010 financial statements have been revised to conform to the 2009 presentation. See Notes Note 10 and Note 12 "Commission Income" and "Other Income."

Consolidated Statement of Changes in Members' Equity, page 5

11.   **Please revise your statement of changes in member's equity for each period presented to include a column showing the number of membership interests. Also revise your statement of operations for each period presented to include the disclosures required by ASC 260-10-50.**

The provision in ASC 260-10-50 applies to corporations that issued shares, so it does not apply to the Company because it is a limited liability company (LLC) as stated in Note 1 to the financial statements.

Consolidated Statements of Cash Flows, page 6

12.   **We note your disclosure of cash paid for interest for each period presented. Please revise to also disclose the amount of cash received for interest for each period presented, pursuant to ASC 230-10-45-25(b).**

See the revised financial statements.

13.   **We note the proceeds from borrowings of $453,947 in your statement of cash flows. We further note in Exhibit 6.6 the three promissory notes for a total of $602,000 that are all dated in 2010. Please explain to us why the proceeds from borrowings in your 2010 statement of cash flows are less than the sum of these three promissory notes, or revise as necessary. Also tell us whether you entered into any other promissory notes in 2010 and, if so, tell us the date and amount of such notes.**

The proceeds from borrowings of $453,947 in the statement of cash flows is the product of all new loans received by the Company during year 2010. The sum of the three promissory notes of $602,000 corresponds to the renewal of existing promissory notes that matured in 2010 plus the amount of new loans received. In most of the cases, the existing promissory notes were renewed with the consent of lenders. As shown in the statement of cash flows, $57,500 were paid to lenders that wanted to cancel their loans at maturity. Note 7 of Financial Statements shows the detail of the changes in the existing loans.

The following are the dates and amounts for new promissory notes in 2010:

Origination date	Amount	Term in days	Interest rate
06/18/10	$70,000.00	360	8.0000%
08/16/10	$47,947.00	360	8.0000%
08/13/10	$260,000.00	360	8.0000%

03/11/10	$50,000.00	90	6.0000%
12/26/10	$26,000.00	360	8.0000%
	$453,947.00		

Notes to Consolidated Financial Statements, page 7

Note 2 – Significant Accounting Policies, page 7

14.   We note the increase in your accrued interest receivable balance from $21,307 (2008), to $58,229 (2009), to $98,335 (2010). Please revise to describe your accounting policy for accrued interest receivable, including your consideration of the collectability of accrued interest at each balance sheet date and the methodology you use to estimate any allowances for probable losses.

See Note 2, under "Loans Receivable."

Revenue Recognition, page 9

15.   We note that your commission income represents loan origination fees of up to 6% from borrowers to recover costs incurred in the process of developing each credit, and that these fees are typically exceeded by their costs. Please quantify for us the amount of direct loan origination costs for each period presented. Also tell us why you present gross commission income on your statement of operations, and do not offset your commission income with the direct loan origination costs that typically exceed such fees. Refer to ASC 310-20-30-2.

Please see the table below. Line 10 shows the difference between the origination fees and the loan origination costs.

	Year	2009	2010	June 30th 2011
1	# of New Loans	325	298	63
2	Commission Income	$ 86,828	$ 76,712	$ 20,854
3	Commission per Loan	$ 267.16	$ 257.42	$ 331.02

4	Variable cost per Specialist	$	180,000	$	60,000	$	24,000
5	Auditing Cost	$	29,376	$	32,388	$	16,194
6	Closing Cost	$	14,688	$	16,194	$	8,097
7	Credit committee Cost	$	9,460	$	10,400	$	12,096
8	Total Cost	$	233,524	$	118,982	$	60,387
9	Cost Per Loan	$	986	$	677	$	1,290
10	Difference (3 - 9)	$	(719)	$	(419)	$	(959)

Note 3 – Loans Receivables, page 10

16. We note your disclosure that loans are reported at the principal balance outstanding, net of unearned interest, *deferred loans fees and costs*, and an allowance for loan losses. Based on your responses to comment ten of our letter dated March 16, 2011 and comment 11 of our letter dated May 11, 2011, it appears to us that you do not defer the net loan fees and related direct loan origination costs pursuant to ASC 310; and that you record all loan origination fees as commission income at the settlement date of each loan. Please confirm our understanding and, if so, revise your disclosure as necessary.

    The Company registers "loan origination fees as a commission at the settlement date of each loan." The basis for this is found in response 11 in the SEC response letter dated May 11, 2011. Rule ASC 310 applies to long term loans for large quantities, like mortgage loans or leases. The Company believes that it cannot apply that analogy to its loans that are short term, between 6 and 12 months, and for such small amounts that average $6,000.00. This policy is disclosed in Note 2, under "Revenue Recognition," paragraph 1.

17. We note the factors that you considered in concluding that your allowance for loan losses was adequate at December 31, 2008, 2009 and 2010 in response to comment 14 of our letter dated May 11, 2011. We further note that the total allowance for loan

losses of $496,615 (2010) and $383,784 (2009) included a specific loan loss allowance for impaired loans of $409,116 (2010) and $247,550 (2009); and that this specific allowance was approximately 82% (2010) and 65% (2009) of the total allowance. Finally, we note the impaired loans net carrying value of $236,059 (2010) and $5,609 (2009). Please tell us supplementally the factors that influenced the amount of specific and general allowance recorded at each balance sheet date. Include a discussion of both the increase in the specific allowance for impaired loans in 2010 as a percentage of the total allowance, and the increase in the net carrying value of impaired loans at December 31, 2010 in your response.

See Note 2, under "Allowance for Loan Losses."

18. **We note in your response to comment 15 of our letter dated May 11, 2001 that you updated the footnotes to your 2009 and 2010 financial statements to comply with ASC 310-10-50-15(b) and 50-15(c). Please tell us where you have disclosed your policy for recognizing interest income on impaired loans, including how cash receipts on impaired loans are recorded [ASC 310-10-50-15(b)]; and for fiscal years 2008-2010, tell us where you have disclosed the average recorded investment in impaired loans during each period, the related amount of interest income recognized during the time within that period that the loans were impaired and, the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired [ASC 310-10-50-15(c)]. Alternatively, revise to provide such disclosure. Also revise to disclose the amount of individually impaired loans at December 31, 2008, if any, and the amount of loan loss allowance that was allocated to the impaired loans at that date.**

The Company has disclosed its policy for recognizing interest income on impaired loans in Note 2 under "Loans Receivable" paragraphs 3, 4 and 5. Note 3, "Summary of Significant Accounting Policies," last paragraph, details the average recorded investment in the impaired loans and the interest earned. Interest income on impaired loans is not recognized using the cash-basis method of accounting during the time within the period that the loans were impaired because it is not practical and the interest earned accounts for less than 3% of the total income for the period. Accordingly, it is not material.

19. **We note the individually impaired loans of $645,175 (2010) and $247,550 (2009). We further note in your response to comment 14 of our letter dated May 11, 2011 that the total amount of loans more than 180 days late were approximately $845,000 (2010), $738,000 (2009) and $290,000 (2008). It appears to us that you were unable to collect the scheduled principal and interest on these loans that were more than 180 days late when due according to the terms of the loan agreement. Please confirm our understanding and, if so, revise to further explain how you estimated the amount of individually impaired loans at each balance sheet date, including how**

you consider the loans more than 180 days late to arrive at your estimates. Refer to ASC 310-10-35-16 through 35-19.

Under ASC 310-10-35-19, the Company believes that its judgment of the allowance for loan losses for those loans is reasonably estimable based on the following factors: that in almost all the cases, the borrower has made partial payments, all of the loans have collateral, and the Guaranteed Deposits. Based on these factors, the Company believes that its allowance for loan losses is enough to cover the impaired loans.

Note 4 – Due from Members, page 11

20. **We note that you anticipate receiving the remaining balance of $338,333 due from members by May 15, 2011. Please revise to disclose whether this amount has now been received.**

As of May 15, 2011, some of the Company's members had not deposited the amount owed; however, at the request of the members, the Company proposed that they make their payments on August 31, 2011. See the June 30, 2011 financial statements, Note 4, "Due From Members."

Note 7 – Guaranteed Deposits, page 13

21. **If the amount collected as a guaranteed deposit is not always a fixed percentage and is collected at your discretion, and it is not possible to calculate the additions to this account each year based on new loans to customers, please tell us how you are able to determine the ending balance of this liability as presented on the balance sheet.**

The guaranteed deposit is generated with every loan, it immediately gets recorded in the Company's books and the Company knows at every moment the amount that is owed to every borrower. As this is a debt to its clients, the Company maintains very precise control over it. In addition, each and every loan has its own guaranteed deposit and a detailed account, which is know by the client. As of today, the Company has never had any problems arise with the guaranteed deposit, which is always returned to the client at the end of the loan unless they have asked to use it as a payoff of the loan or to cover any late fees.

Note 8 – Borrowings, page 13

22. **We note the three Promissory Note agreements filed as Exhibit 6.6 to Amendment No.3 of Form 1-A. Please revise to disclose the significant terms of these promissory notes in the footnotes to your financial statements.**

Note 8 has been revised accordingly.

23.   We note that the Payees of the three Promissory Notes (i.e. Emilio Santandreu Lopez and Our Financial Holdings) have the same address as Our Microlending, LLC. Please tell us if the Payee's are related parties and, if so, revise to provide all applicable disclosures required by ASC 850-10-50.

Note 8 has been revised accordingly.

December 31, 2009 Financial Statements

Note 2 – Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 8

24.   **We note in your response to comment 12 of our letter dated May 11, 2011 that you collect fees of up to 6% for each new loan. We further note that your fiscal 2008 and 2009 commission income of $116,831 and $135,874, respectively, exceeds 6% of total new loans made to customers in fiscal 2008 and 2009 of $1,820,843 and $1,753,348, respectively. Please tell us why your commission income exceeds 6% of new loans made in fiscal 2008 and 2009. To the extent that your commission income for these years also includes non-commission income, revise the footnotes to the financial statements to include disclosure of the significant components of this line item.**

When the Company prepared the financial statements for years 2008 and 2009, it recorded as "Commission Income" all commissions and fees of the year (most of them late fees). In other words, in 2008 for a portfolio of $1,820,843, the commission of 6% was equivalent to $109,250 with the difference being $7,580.42 that corresponded to late fees that are also a commission. In 2009, for a portfolio of $1,753,348, the commission of 6% was equivalent to $105,200.88, in which $30,673.12 were late fees that were charged throughout the year. The Company discloses its policy in Note 2, under "Loans Receivable." Note 9, "Commission Income" and Note 11 "Other Income."

Note 6 – Intangible Assets, page 11

25.   **We note your net intangible assets of $14,146 (2008), $15,256 (2009) and $0 (2010). Please explain to us and revise to disclose the changes in your intangible assets from fiscal 2008 through 2010.**

See Note 6 to the financial statements.

Part III – Exhibits

26. **We note your response to comment 23 of our letter dated May 11, 2011. It is unclear why the loans amounting to approximately $426,000 are not filed. Please revise or advise.**

The Company does not believe that any of such loans are individually material to the Company (the highest amount is 87,733.88), and accordingly, such individual loans have not been filed as exhibits to the Form 1-A. The Company has disclosed the material terms and aggregate amount of the loans on page 21 of Amendment No. 4.

27. **Please file an updated legality opinion.**

The updated legality opinion has been filed.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By:

Laurie Green

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